Exhibit 99.1

LIZHI INC. Reports First Quarter 2023 Unaudited Financial Results

GUANGZHOU, China, May 25, 2023 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial and Operational Highlights

•	Net revenues were RMB631.0 million (US$91.9 million) in the first quarter of 2023, representing a 22% increase from RMB516.7 million in the first quarter of 2022.

•	Average total mobile MAUs[1] in the first quarter of 2023 was 49.6 million, compared to 51.5 million in the first quarter of 2022.

•	Average total monthly paying users[2] in the first quarter of 2023 was 471.5 thousand, compared to 482.2 thousand in the first quarter of 2022.

“We are pleased to announce a stellar performance for the first quarter, posting new record highs for both revenues and net income,” said Mr. Jinnan (Marco) Lai, Founder and CEO of LIZHI. “In the first quarter, we remained focused on enriching innovative product features and functions and harnessing our proprietary suite of technologies. As we move forward, we will remain dedicated to honing our competitive edge and executing our globalization strategy.”

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, said, “We are delighted to see that in the first quarter of 2023, our revenue increased by 22% year-over-year to a new high of RMB631.0 million. In addition, we achieved ongoing profitability with net income of RMB48.3 million, up 54% sequentially and 194% year-over-year. Looking ahead, we will continue to improve our operating efficiency.”

1 Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

2 Refers to the average monthly number of paying users in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

First Quarter 2023 Unaudited Financial Results

Net revenues were RMB631.0 million (US$91.9 million) in the first quarter of 2023, representing a 22% increase from RMB516.7 million in the first quarter of 2022, primarily due to the growth in average user spending on our audio entertainment products, driven by diversified themed activities and optimization of marketing strategy.

Cost of revenues was RMB434.6 million (US$63.3 million) in the first quarter of 2023, representing a 25% increase from RMB348.6 million in the first quarter of 2022, mainly attributable to an increase in revenue sharing fees to our content creators, payment handling costs and bandwidth costs as we expanded our business, and partially offset by a decline in other miscellaneous costs.

Gross profit was RMB196.4 million (US$28.6 million) in the first quarter of 2023, compared to RMB168.1 million in the first quarter of 2022.

Non-GAAP gross profit3 was RMB198.2 million (US$28.9 million) in the first quarter of 2023, compared to RMB170.7 million in the first quarter of 2022.

Gross margin in the first quarter of 2023 was 31%, compared to 32% in the first quarter of 2022.

Non-GAAP gross margin in the first quarter of 2023 was 31%, compared to 33% in the first quarter of 2022.

Operating expenses were RMB153.7 million (US$22.4 million) in the first quarter of 2023, compared to RMB153.5 million in the first quarter of 2022.

Research and development expenses were RMB71.9 million (US$10.5 million) in the first quarter of 2023, representing a 1% increase from RMB71.1 million in the first quarter of 2022, primarily due to the increasing salary and welfare benefits expenses and share-based compensation expenses, partially offset by the declining expenses related to research and development services provided by third parties.

Selling and marketing expenses were RMB58.8 million (US$8.6 million) in the first quarter of 2023, compared to RMB60.0 million in the first quarter of 2022, primarily attributable to the decrease in branding and marketing expenses, partially offset by the increased salary and welfare benefits expenses. The Company will monitor its discretionary advertising and promotion expenses and adjust accordingly depending on the market conditions.

General and administrative expenses were RMB23.0 million (US$3.3 million) in the first quarter of 2023, representing a 3% increase from RMB22.4 million in the first quarter of 2022, mainly driven by the increasing provision for litigation contingencies and professional service fees, partially offset by a decrease in other miscellaneous expenses.

Operating income was RMB42.7 million (US$6.2 million) in the first quarter of 2023, compared to RMB14.6 million in the first quarter of 2022.

Non-GAAP operating income4 was RMB52.9 million (US$7.7 million) in the first quarter of 2023, compared to RMB23.4 million in the first quarter of 2022.

Net income was RMB48.3 million (US$7.0 million) in the first quarter of 2023, compared to RMB16.4 million in the first quarter of 2022.

Non-GAAP net income was RMB58.5 million (US$8.5 million) in the first quarter of 2023, compared to RMB25.2 million in the first quarter of 2022.

3 Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB1.7 million (US$0.3 million) and RMB2.6 million in the first quarter of 2023 and 2022, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

4 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. This adjustment amounted to RMB10.2 million (US$1.5 million) and RMB8.8 million in the first quarter of 2023 and 2022, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Net income attributable to LIZHI INC.’s ordinary shareholders was RMB49.4 million (US$7.2 million) in the first quarter of 2023, compared to RMB16.4 million in the first quarter of 2022.

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders5 was RMB59.5 million (US$8.7 million) in the first quarter of 2023, compared to RMB25.2 million in the first quarter of 2022.

Basic and diluted net income per ADS6 were RMB0.93 (US$0.14) and RMB0.92 (US$0.13), respectively, in the first quarter of 2023, compared to RMB0.32 in the first quarter of 2022.

Non-GAAP basic and diluted net income per ADS7 were RMB1.12 (US$0.16) and RMB1.11 (US$0.16), respectively, in the first quarter of 2023, compared to RMB0.49 per ADS in the first quarter of 2022.

Balance Sheets

As of March 31, 2023, the Company had cash and cash equivalents, short-term investments and restricted cash of RMB731.3 million (US$106.5 million).

5 Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to LIZHI INC.’s ordinary shareholders, excluding share-based compensation expenses. These adjustments amounted to RMB10.2 million (US$1.5 million) and RMB8.8 million in the first quarter of 2023 and 2022, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

6 ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net income per ADS is net income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS.

7 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net income per ADS.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on May 25, 2023 (7:00 PM Beijing/Hong Kong Time on May 25, 2023).

For participants who wish to join the call, please access the link provided below to complete the online registration 20 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:	https://register.vevent.com/register/BIb9112756dc84417fae147580b06d11e1

Once registration is completed, please dial in 10 minutes before the scheduled start time of the earnings call and enter the personal PIN as instructed to connect to the call.

Additionally, a live webcast of the conference call and a replay of the webcast will be available on the Company’s investor relations website at http://ir.lizhi.fm.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss/income attributable to LIZHI INC.’s ordinary shareholders, excluding share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling item adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8676 to US$1.00, the exchange rate on March 31, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	568,192	570,697	83,100
Short-term investments	111,353	150,271	21,881
Restricted cash	10,323	10,312	1,502
Accounts receivable, net	3,233	2,996	436
Prepayments and other current assets	30,391	26,688	3,886

Total current assets	723,492	760,964	110,805

Non-current assets
Property, equipment and leasehold improvement, net	26,546	23,372	3,403
Intangible assets, net	1,183	1,258	183
Right-of-use assets, net	25,116	21,000	3,058

Total non-current assets	52,845	45,630	6,644

TOTAL ASSETS	776,337	806,594	117,449

LIABILITIES
Current liabilities
Accounts payable	53,832	70,398	10,251
Deferred revenue	35,677	36,977	5,384
Salary and welfare payable	136,837	106,850	15,559
Taxes payable	5,421	10,000	1,456
Short-term loans	73,765	59,072	8,602
Lease liabilities due within one year	18,372	16,484	2,400
Accrued expenses and other current liabilities	47,622	47,559	6,926

Total current liabilities	371,526	347,340	50,578

Non-current liabilities
Lease liabilities	8,195	5,875	855
Other non-current liabilities	3,952	3,674	535

Total non-current liabilities	12,147	9,549	1,390

TOTAL LIABILITIES	383,673	356,889	51,968

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 818,962,260 shares issued and 803,607,050 shares outstanding as of December 31, 2022; 1,268,785,000 shares authorized, 838,962,260 shares issued and 813,166,690 shares outstanding as of March 31, 2023).	543	557	81
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2022 and March 31, 2023, respectively).	168	168	24
Treasury stock	(10)	(18)	(3)
Additional paid in capital	2,657,433	2,670,887	388,911
Statutory reserves	529	529	77
Accumulated deficit	(2,280,543)	(2,231,181)	(324,885)
Accumulated other comprehensive income	14,557	11,332	1,650
TOTAL LIZHI Inc.’s shareholders’ equity	392,677	452,274	65,855

Non-controlling interests	(13)	(2,569)	(374)

TOTAL SHAREHOLDERS’ EQUITY	392,664	449,705	65,481

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	776,337	806,594	117,449

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Net revenues
Audio entertainment revenues	514,022	584,701	628,766	91,555
Podcast, advertising and other revenues	2,691	2,930	2,225	324
Total net revenues	516,713	587,631	630,991	91,879
Cost of revenues (1)	(348,621)	(404,078)	(434,559)	(63,277)
Gross profit	168,092	183,553	196,432	28,602

Operating expenses (1)
Selling and marketing expenses	(60,009)	(67,686)	(58,848)	(8,569)
General and administrative expenses	(22,378)	(26,706)	(22,968)	(3,344)
Research and development expenses	(71,094)	(63,673)	(71,911)	(10,471)
Total operating expenses	(153,481)	(158,065)	(153,727)	(22,384)

Operating income	14,611	25,488	42,705	6,218

Interest (expenses)/income, net	(55)	865	856	125
Foreign exchange (losses)/gains	(386)	69	(259)	(38)
Investment income	94	1,548	1,609	234
Government grants	2,626	3,387	3,189	464
Others, net	(429)	157	268	39

Income before income taxes	16,461	31,514	48,368	7,042

Income tax expenses	(43)	(103)	(39)	(6)

Net income	16,418	31,411	48,329	7,036

Net loss attributable to the non-controlling interests shareholders	10	9	1,033	150

Net income attributable to LIZHI INC.’s ordinary shareholders	16,428	31,420	49,362	7,186

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Net income	16,418	31,411	48,329	7,036

Other comprehensive loss:
Foreign currency translation adjustments	(1,218)	(4,414)	(3,225)	(470)
Total comprehensive income	15,200	26,997	45,104	6,566
Comprehensive loss attributable to non-controlling interests shareholders	10	9	1,060	154
Comprehensive income attributable to LIZHI INC.’s ordinary shareholders	15,210	27,006	46,164	6,720

Net income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	0.02	0.03	0.05	0.01
—Diluted	0.02	0.03	0.05	0.01
Weighted average number of ordinary shares
—Basic	1,022,743,151	1,051,159,379	1,058,873,983	1,058,873,983
—Diluted	1,027,560,107	1,051,159,379	1,067,721,922	1,067,721,922

Net income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	0.32	0.60	0.93	0.14
—Diluted	0.32	0.60	0.92	0.13
Weighted average number of ADS
—Basic	51,137,158	52,557,969	52,943,699	52,943,699
—Diluted	51,378,005	52,557,969	53,386,096	53,386,096

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Cost of revenues	2,606	1,507	1,748	255
Selling and marketing expenses	1,007	530	625	91
General and administrative expenses	2,789	2,069	3,494	509
Research and development expenses	2,361	1,550	4,290	625

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023	March 31, 2023
	RMB	RMB	RMB	US$
Gross profit	168,092	183,553	196,432	28,602
Share-based compensation expenses	2,606	1,507	1,748	255
Non-GAAP gross profit	170,698	185,060	198,180	28,857

Operating income	14,611	25,488	42,705	6,218
Share-based compensation expenses	8,763	5,656	10,157	1,480
Non-GAAP operating income	23,374	31,144	52,862	7,698

Net income	16,418	31,411	48,329	7,036
Share-based compensation expenses	8,763	5,656	10,157	1,480
Non-GAAP net income	25,181	37,067	58,486	8,516

Net income attributable to LIZHI INC.’s ordinary shareholders	16,428	31,420	49,362	7,186
Share-based compensation expenses	8,763	5,656	10,157	1,480
Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders	25,191	37,076	59,519	8,666

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	0.02	0.04	0.06	0.01
—Diluted	0.02	0.04	0.06	0.01
Weighted average number of ordinary shares
—Basic	1,022,743,151	1,051,159,379	1,058,873,983	1,058,873,983
—Diluted	1,027,560,107	1,051,159,379	1,067,721,922	1,067,721,922

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	0.49	0.71	1.12	0.16
—Diluted	0.49	0.71	1.11	0.16
Weighted average number of ADS
—Basic	51,137,158	52,557,969	52,943,699	52,943,699
—Diluted	51,378,005	52,557,969	53,386,096	53,386,096